FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) within China for the first half year of 2013, made by the Registrant on July 16, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA
DECREASES BY 0.46% FOR THE FIRST HALF YEAR OF 2013

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announces its power generation for the first half year of 2013.

According to the Company’s preliminary statistics, as of June 30, 2013, the Company’s total power generation within China on consolidated basis amounted to 149.483 billion kWh, representing a decrease of 0.46% over the same period last year. Total electricity sold by the Company amounted to 141.268 billion kWh, representing a decrease of 0.26% over the same period last year. The decrease in power generation of the Company was mainly attributable to the following reasons:

1.
The growth of electricity output of the Company was affected by the slowdown of the national economy which led to the growth of the nationwide and society-wide electricity consumption lower than that anticipated at the beginning of the year.

2.
As a result of the distribution of installed generation capacity of the Company, the growth rate of power output of the regions where the power plants of the Company are located was relatively low during the first half of the year and certain regions even recorded negative growth. At the same time, hydropower recorded a big growth in certain provinces and the electricity output of local thermal generating units decreased substantially.

3.	The average growth rate of installed capacity of the Company was below the nationwide average level during the first half of the year.

4.
According to the national energy saving and emission reduction requirements, the Company arranged denitrification transformation for a greater number of generating units during the first half of the year and it has affected the Company’s power generation growth to a certain extent.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half year of 2013 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2013	Power generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Liaoning Province
Dalian	3.009	2.961	1.62%	2.863	2.819	1.56%
Dandong	1.568	1.602	–2.12%	1.495	1.527	–2.10%
Yingkou	3.803	4.163	–8.65%	3.567	3.900	–8.54%
Yingkou Co-generation	1.587	1.777	–10.69%	1.486	1.666	–10.80%
Wafangdian Wind Power	0.063	0.055	14.55%	0.061	0.054	12.96%
Suzi River Hydropower	0.008	0.001	700.00%	0.008	0.001	700.00%
Changtu Wind Power	0.048	—	—	0.048	—	—

Inner Mongolia
Huade Wind Power	0.116	0.110	5.45%	0.115	0.109	5.50%

Hebei Province
Shang’an	6.726	7.345	–8.43%	6.324	6.834	–7.46%
Kangbao Wind Power	0.039	0.028	39.29%	0.036	0.027	33.33%

Gansu Province
Pingliang	5.031	5.249	–4.15%	4.812	4.960	–2.98%
Jiuquan Wind Power	0.417	0.392	6.38%	0.413	0.382	8.12%

Beijing

Domestic Power Plant	Power generation for the first half year of 2013	Power generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Beijing Co-generation (Coal-fired)	2.412	2.371	1.73%	2.131	2.082	2.35%
Beijing Co-generation (Combined Cycle)	2.253	1.450	55.38%	2.198	1.412	55.67%

Tianjin
Yangliuqing Co-generation	3.591	3.404	5.49%	3.353	3.163	6.01%

Shanxi Province
Yushe	1.434	1.995	–28.12%	1.326	1.842	–28.01%
Zuoquan	3.306	2.791	18.45%	3.104	2.617	18.61%

Shandong Province
Dezhou	7.182	7.649	–6.11%	6.743	7.183	–6.13%
Jining	2.446	2.490	–1.77%	2.272	2.310	–1.65%
Xindian	1.578	1.822	–13.39%	1.473	1.709	–13.81%
Weihai	4.997	5.139	–2.76%	4.756	4.889	–2.72%
Rizhao Phase II	3.298	4.037	–18.31%	3.131	3.824	–18.12%
Zhanhua Co-generation	0.783	0.898	–12.81%	0.722	0.819	–11.84%

Henan Province
Qinbei	9.806	8.195	19.66%	9.265	7.731	19.84%

Jiangsu Province
Nantong	4.036	4.510	–10.51%	3.850	4.309	–10.65%
Nanjing	1.698	1.922	–11.65%	1.609	1.814	–11.30%
Taicang	5.340	6.100	–12.46%	5.086	5.810	–12.46%
Huaiyin	3.457	3.647	–5.21%	3.251	3.438	–5.44%
Jinling (Combined-cycle)	1.053	1.995	–47.22%	1.030	1.951	–47.21%
Jinling (Coal-fired)	6.242	5.347	16.74%	5.956	5.096	16.88%

Domestic Power Plant	Power generation for the first half year of 2013	Power generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Qidong Wind Power	0.179	0.162	10.49%	0.175	0.158	10.76%

Shanghai
Shidongkou First	3.873	3.985	–2.81%	3.655	3.769	–3.02%
Shidongkou Second	3.317	3.414	–2.84%	3.190	3.283	–2.83%
Shanghai Combined-cycle	0.793	0.528	50.19%	0.775	0.515	50.49%
Shidongkou Power	4.053	3.743	8.28%	3.873	3.561	8.76%

Chongqing
Luohuang	6.735	5.875	14.64%	6.223	5.437	14.46%

Zhejiang Province
Yuhuan	12.082	11.470	5.34%	11.509	10.913	5.46%

Hubei Province
Enshi Maweigou Hydropower	0.024	0.027	–11.11%	0.023	0.026	–11.54%

Hunan Province
Yueyang	3.745	3.804	–1.55%	3.502	3.553	–1.44%
Xiangqi Hydropower	0.174	0.052	234.62%	0.171	0.052	228.85%

Jiangxi Province
Jinggangshan	4.023	4.103	–1.95%	3.844	3.908	–1.64%

Fujian Province
Fuzhou	5.739	5.713	0.46%	5.457	5.412	0.83%

Guangdong Province
Shantou Coal-fired	2.526	3.081	–18.01%	2.393	2.920	–18.05%
Haimen	7.740	6.414	20.67%	7.401	6.132	20.69%

Yunnan Province
Diandong Energy	4.711	5.392	–12.63%	4.355	4.982	–12.59%

Domestic Power Plant	Power generation for the first half year of 2013	Power generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Yuwang Energy	2.442	2.965	–17.64%	2.238	2.738	–18.26%

Total	149.483	150.173	–0.46%	141.268	141.637	–0.26%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 20.9% in Singapore for the first half year of 2013, representing a decrease of 5.8 percentage points compared to the same period last year.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 July 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     July 16, 2013